UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number:
0-19657
CUSIP Number:
872636105

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR
[ ] Form N-CSR
     For Period Ended: June 30, 2007
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: Not applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
PART I - REGISTRANT INFORMATION

TRM Corporation Full Name of Registrant
N/A Former Name if Applicable
5208 N.E. 122nd Avenue Address of Principal Executive Office (Street and Number)
Portland, Oregon 97230-1074 City, State and Zip Code.

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.
On August 1, 2007, the Company appointed Michael Dolan as its Chief Financial Officer. The Company requires additional time to file its quarterly report on Form 10-Q in order for Mr. Dolan to be able to review the quarterly report on Form 10-Q for purposes of providing the required certifications.
PART IV - OTHER INFORMATION
(l)	Name and telephone number of person to contact in regard to this notification:

Richard B. Stern, President and Chief Executive Officer (Name)

(215)	832-0074

(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company’s results of operations for the six months ended June 30, 2007 will change significantly from the six months ended June 30, 2006. As a result of the sales of several business units during the first half of 2007, the Company has reclassified the results of operations of a substantial portion of its business to discontinued operations. The Company expects to report a pretax loss from continuing operations for the six months ended June 30, 2007 of $9.7 million (including a $4.1 million loss on early extinguishment of debt and $1.0 million of restructuring charges), and expects to report a net loss of $4.4 million for the first six months of 2007. For the six months ended June 30, 2006, the Company expects to report a pretax loss from continuing operations of $6.1 million (including a $3.1 million loss on early extinguishment of debt), and a net loss of $6.0 million.

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TRM Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 9, 2007	By:	/s/ Richard B. Stern Richard B. Stern
President and Chief Executive Officer

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